Exhibit 12.2
EQUITY COMMONWEALTH
COMPUTATION OF RATIO OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED DISTRIBUTIONS
(dollars in thousands)

	Year Ended December 31,
	2017		2016	2015	2014		2013(1)
Earnings:
Income (loss) from continuing operations before income tax expense and equity in earnings of investees	30,166		$233,639	$102,221	$(63)		$(62,034)
Gains on equity transactions of investees	—		—	—	(17,020)		—
Fixed charges before preferred distributions	52,183		84,329	107,316	143,838		174,753
Distributions from investees	—		—	—	20,680		24,079
Adjusted Earnings	$82,349		$317,968	$209,537	$147,435		$136,798

Fixed Charges and Preferred Distributions:
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees)	$52,183		$84,329	$107,316	$143,838		$174,753
Preferred distributions	7,988		17,956	27,924	32,095		44,604
Combined Fixed Charges and Preferred Distributions	$60,171		$102,285	$135,240	$175,933		$219,357

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.4	x	3.1x	1.5x	0.8x	(2)	0.6x	(3)

(1)	Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

(2)	The deficiency for this period was $28,498.

(3)	The deficiency for this period was $82,559.